                                                                    Exhibit 4.51

                               GENERAL CONVEYANCE

                  THIS AGREEMENT is made as of the 31st day of March, 2002

BETWEEN:

                  NP HOLDINGS COMPANY, a company governed by the laws of the Province of Nova Scotia,

                  ("Holdings")

                                     - and -

                  GLOBAL TELEVISION NETWORK INC., a corporation governed by the federal laws of Canada,

                  ("GTNI").

RECITAL:

Pursuant to a letter agreement dated as of August 23, 2001 (the "Letter Agreement") between Hollinger Inc. ("Hollinger") and CanWest Global Communications Corp. ("CanWest"), Hollinger agreed to sell all of its and its affiliates' interest in The National Post Company/La Publication National Post general partnership (the "Partnership") to CanWest or a designated affiliate.

THEREFORE, this general conveyance witnesses that for good and valuable consideration now given by GTNI to Holdings (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1.       DEFINITIONS

Unless otherwise specifically defined in this Agreement, any capitalized terms used in this Agreement shall have the meanings given to them in the Transaction Agreement dated as of July 30, 2000 between Hollinger International Inc., Southam Inc. and certain affiliates and CanWest, as amended on November 15, 2000 (the "Transaction Agreement").

2.       GENERAL CONVEYANCE

         (a) Holdings hereby transfers, sells, conveys, assigns and delivers unto GTNI, its successors and assigns, and GTNI hereby acquires, accepts and assumes, effective as of March 31, 2002, all of Holdings' right, title and interest in the Partnership and liabilities associated therewith accruing since September 1, 2001, including the allocation of Holdings' share of income and losses (notwithstanding the foregoing, Holdings shall be allocated an amount of losses in respect of the period from September 1, 2001 to March 31, 2002 equal to the lesser of 50% of the actual losses during that period and $22,500,000 as contemplated in sub-section 2(b)(iii) below) and the balance standing in Holdings' capital account, and all advances made by the Partnership to Holdings, free and clear of all liens, charges and encumbrances. For greater certainty, Holdings' share of income and losses in respect of periods prior to September 1, 2001 will be allocated in accordance with the Amended and Restated Partnership Agreement dated as of November 15, 2000 between Global Communications Limited, Holdings and 3048510 Nova Scotia Company in effect on the date of this Agreement (the "Partnership Agreement") in effect on the date of this Agreement.

         (b) For greater certainty, nothing herein shall release or relieve:

                  (i) Hollinger and its affiliates from their obligations arising under Section 10.3 of the Transaction Agreement to indemnify CanWest and its Affiliates and their respective directors, officers, shareholders, employees, agents and representatives from and against all Claims which may be made or brought against any such Persons or which they may suffer or incur by reason of or in respect of any liability (fixed or contingent) or Encumbrance of the Partnership existing or incurred prior to the Closing Date other than those of the Assumed Liabilities relating to the National Post Business;

                  (ii)     Holdings from its obligations arising under Sections
                           3.8 and 3.14 of the Partnership Agreement to be responsible for 50% of the obligations of the Partnership up to and including August 31, 200l; or

                  (iii) Hollinger from its obligation under the Letter Agreement to pay to the Partnership $22,500,000 on account of a pre-payment of future losses or cash requirements of the Partnership, which Letter Agreement shall remain in full force and effect, unamended.

3.       FURTHER ASSURANCES

Holdings and GTNI shall and will, from time to time and at all times hereafter, at the request of the other party, but without further consideration, make, do and execute or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be reasonably required in order to give effect to the terms hereof.

4.       ENUREMENT

The provisions of this Agreement shall enure to the benefit of and be binding upon the successors and assigns of the parties hereto.

5.       GOVERNING LAW

This Agreement shall be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada in force in the Province of Ontario.

IN WITNESS OF WHICH the parties have duly executed this Agreement.

                                     NP HOLDINGS COMPANY

                                     By: /s/ PETER Y. ATKINSON
                                         _______________________________________
                                         Name:  Peter Y. Atkinson
                                         Title: Executive Vice-President
                                                and General Counsel

                                     GLOBAL TELEVISION NETWORK INC.

                                     By: /S/ PAMELA HARROD
                                         _______________________________________
                                         Name:  Pamela Harrod
                                         Title: Assistant Secretary

                                       3